COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

FINANCIAL STATEMENTS
Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended March 31, 2019







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams — (608) 221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave, 32nd Floor	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mari J. Buechner _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Coordinated Capital Securities, Inc. _____ , as
of March 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President
_____
Title



Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Coordinated Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condiiton of Coordinated Capital Securities, Inc. (a wholly-owned subsidiary of Coordinated Capital Holdings, Inc.) (the "Company") as of March 31, 2019, the related statements of income, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2000.

Milwaukee, Wisconsin
May 28, 2019

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2019

ASSETS

Cash and cash equivalents	$	528,278
Commissions receivable		392,060
Deposit with clearing broker dealer		29,006
TOTAL ASSETS	**$**	**949,344**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	182,186
Accrued expenses		10,786
Total liabilities		192,972

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	505,896
Total Stockholder's Equity	756,372
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $	**949,344**

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF INCOME
For the Year Ended March 31, 2019

REVENUES

Revenues	$ 8,067,073
Total revenues	8,067,073

OPERATING EXPENSES

Commissions, other compensation and related benefits	6,366,619
Management fees and incentive bonuses – related party	1,135,000
Clearing and execution costs	279,573
Intangible asset impairment	42,000
Other operating expenses	242,960
Total operating expenses	8,066,152
NET INCOME	$ 921

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, April 1, 2018	$ 6,000	$ 244,476	$ 504,975	$ 755,451
Net Income	-	-	921	921
BALANCES, March 31, 2019	$ 6,000	$ 244,476	$ 505,896	$ 756,372

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	921
Adjustments to reconcile net income to net cash flows used in operating activities		
Intangible asset impairment		42,000
Changes in operating assets and liabilities		
Commissions receivable		50,781
Commissions payable		111,640
Accounts payable		(27,567)
Net cash flows used by operating activities		177,775
Net Change in Cash and Cash Equivalents		177,775
CASH AND CASH EQUIVALENTS - Beginning of Year		350,503
CASH AND CASH EQUIVALENTS - END OF YEAR	$	528,278
SUPPLEMENTAL CASH FLOW ACTIVITY		
Income taxes paid	$	18,840

See accompanying notes to financial statements.

5

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing broker dealer. The Company is a federally-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times, these accounts may exceed federally insured limits. As a result, the Company is exposed to custodial credit risk.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2019, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Intangible Asset

The customer list is carried at its net realizable value. Each year the Company reviews the list and assesses the active customer base to determine if an impairment is necessary. The Company terminated the Fully Disclosed Secondary Clearing Agreements with the two piggyback broker/dearlers. The customer list was fully impaired during the year ended March 31, 2019.

Commission Revenue

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606),* which provides new guidance on revenue recognition. The FASB subsequently issued several amendments to the standard. The new standard establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. Entities may elect either full or modified retrospective transition. The transition provisions in Topic 606 (as amended) require that public business entities adopt Topic 606 for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

On April 1, 2018, the Company adopted ASU 2015-09 and all related amendments (Accounting Standards Codification 606 or "ASC 606") using the modified retrospective method.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good service and compensation for that good or service is received. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Investment advisory fees

The performance obligation is defined as providing advisory services to clients. Advisory fees are generally computed as a percentage of assets under management and are recognized as revenue over time. Fees for providing investment advisory services are computed and billed in accordance with the provision of the applicable investment management agreements, which is typically quarterly at the beginning of the quarter based on the previous quarter-end market value of assets under management.

Commission Revenue

The Company earns commissions from mutual fund and insurance companies when the Company's clients purchase securities. The commission earned varies on the type of security, the amount of the purchase, and the client's existing balance at that custodian. Commission from securities transactions are recognized on either a trade date or commission received basis.

In addition, the Company earns commission on securities sold through their Clearing Firm in brokerage accounts. The commission earned varies on the type of security sold. Revenue is recognized when the commission is received from the Clearing Firm.

Mutual Fund and Variable Insurance 12b-1 fees

Mutual fund and Variable Insurance companies earn 12b-1 fees to compensate the Company for its marketing and distribution efforts. These fees are asset-based fees that are determined by the amount of the client assets invested. Revenue is recognized over time as they are received by the Company. The performance obligation is defined as providing on-going service to these client accounts.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Disaggregated Revenue

Commission Revenue	$	2,055,028
Investment Advisory Fees	$	2,547,532
12b-1 Fees	$	2,518,919
CCS Income	$	945,594
	$	8,067,073

Contract Balances

Commission Revenue	$	348,470
12b-1 Fees	$	43,590
	$	392,060

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of March 31, 2019.

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable. Income taxes are included in other operating expenses on the statement of income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2019. The Company accrues interest and penalties related to unrecognized tax positions. As of March 31, 2019, the Company had no accrued interest and penalties related to unrecognized tax positions.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

As a result of the provisions disclosed in the preceding paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is dependent on its clearing broker dealer, Wells Fargo Clearing Services LLC for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

Wells Fargo Clearing Services LLC requires that the Company maintain a minimum deposit of $25,000.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2019, the Company had net capital of $711,327 which was $661,327 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2019 was .27 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company offers securities that are introduced on a fully disclosed basis with its clearing broker dealer. For these transactions, the clearing broker dealer is responsible for the

NOTE 3 - Off Balance Sheet Risk (cont.)

execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the year ended March 31, 2019, the Company paid management fees of $960,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. The Company also paid an incentive bonus of $175,000 to the Parent based on capital levels of the Company. Both of these expenses are included in management fees and incentive bonuses on the Statement of Income.

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Cash and cash equivalents. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

NOTE 5 - Fair Value Measurements (cont.)

The following is a summary of the valuation hierarchy used for the Company's cash equivalents as of March 31, 2019:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 528,278	$ -	$ -	$ 528,278
	$ 528,278	$ -	$ -	$ 528,278

NOTE 6 – Income Taxes

The Company is included in a consolidated federal income tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

Income tax expense includes the following components:

	Year Ended March 31, 2019
Current:	
Federal:	$ 2,705
State:	$ 16,135
Total current tax expense	$ 18,840
Deferred:	
Federal:	$ -
State:	$ -
Total deferred tax benefit	$ -
Income tax expense	$ 18,840

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31, 2019
Deferred Tax Assets:	
Accrued Legal/Professional Fees	$ -
Deferred Tax Liabilities:	
Prepaid Expenses	$ -
Net Deferred Tax Asset	$ -

NOTE 6 – Income Taxes (cont.)

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from that computed at the federal statutory corporate tax rate for the year ended March 31, 2019 as follows:

Income before income tax expense	$ 19,761
Tax expense at statutory rate	$ 4,150
State income tax, net of federal effect	$ 5,435
Non-deductible expenses	
Other	$ 9,255
Total income tax expense	$ 18,840
Effective tax rate	95.34%

NOTE 7 – Contingencies

On December 4, 2018, the Company was contacted by the Securities Exchange Commission related to the Matter of Certain Class Selection Practices. The Company complied with all document requests, however there have been no further developments related to this matter. The Company believes it is reasonably possible that a loss will be incurred, however the possible amount of the loss is uncertain and cannot be estimated.

NOTE 8 – Subsequent Events

The Company has evaluated subsequent events through May 28, 2019, which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CAPITAL RULE
As of March 31, 2019

AGGREGATE INDEBTEDNESS

Commission payable	$	182,186
Accrued expenses		10,786
Total Aggregate Indebtedness	$	192,972
Minimum required net capital (based on aggregate indebtedness)	$	12,871

NET CAPITAL

Stockholder's equity	$	756,372
Deductions:		
Non-allowable commissions receivable		44,465
Haircuts on investments		580
Net Capital		711,327
Net capital requirement (Minimum)		50,000
Capital in excess of minimum requirement	$	661,327
Ratio of aggregate indebtedness to net capital		.27 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)
Madison, Wisconsin

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm
As of and for the Year Ended March 31, 2019

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Coordinated Capital Securities, Inc.
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coordinated Capital Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Coordinated Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Coordinated Capital Securities, Inc. stated that Coordinated Capital Securities, Inc. met the identified exemption provisions throughout the year ended March 31, 2019 without exception. Coordinated Capital Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coordinated Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 24, 2019



COORDINATED CAPITAL SECURITIES, INC.

April 5, 2019

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

Coordinated Capital Securities, Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period of April 1, 2018 through March 31, 2019 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states that the Firm clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker dealer. Coordinated Capital Securities, Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period of April 1, 2018 through March 31, 2019, without exemption.

Sincerely,

Mari J. Buechner
President

COORDINATED CAPITAL SECURITIES, INC.
704 RIVER PLACE • MADISON, WI 53716
608-221-4545 FAX 608-221-3015
WWW.CCSMADISON.COM
Member FINRA/SIPC